FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For May 12, 2016

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road

Cambridge CB1 9NJ

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X          Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____       No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated May 12, 2016 – Transaction in Own Shares
2.	Press release dated May 12, 2016 – PDMRs’ Shareholdings

Item 1

ARM Holdings plc (the "Company")

Transaction in Own Shares

The Company announces that on 11 May 2016, it purchased 150,000 of its ordinary shares through UBS Limited at a volume weighted average price of 945.6702 pence per share. The highest price paid per share was 950.00 pence and the lowest price paid per share was 940.50 pence. The purchased shares will all be held as treasury shares.

Following the above purchase, the Company holds 5,178,789 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,408,030,340.

End

Item 2

ARM Holdings PLC

12 May 2016

PDMRs' shareholdings

ARM Holdings plc (the "Company") announces that on 8 May 2016, the following PDMR of the Company received shares through the Company’s Employee Equity Plan:

Name	Number of shares received	Number of shares sold* to satisfy tax liabilities	Total net shares received	Total resultant shareholding
Andy Smith	2,868	1,348	1,520	5,124

*The price at which tax shares were sold was pence per share.

END

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2016

ARM HOLDINGS PLC.

By: /s/ Chris Kennedy

Name: Chris Kennedy

Title: Chief Financial Officer